===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*



                               drkoop.com, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  262098106
________________________________________________________________________________
                                (CUSIP Number)

                                Scott J. Hyten
                            Interfase Managers, LLC
                  1301 Capital of Texas Highway, Suite A-300
                              Austin, Texas 78746
                                (512) 328-8113
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 25, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 262098106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interfase Capital Partners IV, LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,714,286**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,714,286**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,714,286**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------
* See response to Item 3.
**See response to Item 5(a).

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 262098106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interfase Management, LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,714,286**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,714,286**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,714,286**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------
* See response to Item 3.
**See response to Item 5(a).

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 262098106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interfase Managers, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,714,286**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,714,286**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,714,286**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (limited liability company)
------------------------------------------------------------------------------
* See response to Item 3.
**See response to Item 5(a).

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 262098106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Scott J. Hyten
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,714,286**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,714,286**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,714,286**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
* See response to Item 3.
**See response to Item 5(a).

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 262098106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald C. Carroll
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,714,286**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,714,286**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,714,286**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
* See response to Item 3.
**See response to Item 5(a).

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 262098106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Timothy Timmerman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,714,286**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,714,286**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,714,286**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
* See response to Item 3.
**See response to Item 5(a).

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of drkoop.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 7000 N. Mopac, Suite 400, Austin, Texas 78731.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is being filed jointly by Interfase Capital Partners IV, LP, a Delaware limited partnership ("ICP IV"), Interfase Management, LP, a Delaware limited partnership ("Interfase Management"), Interfase Managers, LLC, a Delaware limited liability company ("Interfase Managers"), Scott J. Hyten, an individual, Ronald C. Carroll, an individual and Timothy Timmerman, an individual. ICP IV, Interfase Management, Interfase Managers, Mr. Hyten, Mr. Carroll and Mr. Timmerman are the "Reporting Persons." Interfase Management is the sole general partner of ICP IV. Interfase Managers is the sole general partner of Interfase Management. Messrs. Hyten, Carroll and Timmerman are the managers of Interfase Managers.

          (b) The address of the principal business of each Reporting Person is 1301 Capital of Texas Highway, Suite A-300, Austin, Texas 78746.

          (c) Mr. Hyten's occupations include manager, President, Chief Executive Officer, Chairman and Managing General Partner of Interfase Managers and Mr. Hyten also serves in a variety of capacities in several of the affiliates of Interfase Managers. Mr. Carroll's occupations include manager, Secretary and Treasurer of Interfase Managers. Mr. Timmerman's occupation is manager of Interfase Managers. The principal business of Interfase Managers is advising, operating and managing Interfase Management, the sole general partner of ICP IV. The principal business of Interfase Management is advising, operating and managing ICP IV. The principal business of ICP IV is investing in the securities of various technology-related businesses.

          (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Hyten, Mr. Carroll and Mr. Timmerman are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          ICP IV was formed for the purpose of investing in the securities of various technology-related businesses and raised working capital for such purpose through the issuance of limited partnership interests. The securities covered by this statement were acquired by ICP IV using funds from such working capital. The Reporting Persons other than ICP IV did not use any of their own funds in connection with the acquisition of such securities, and such Reporting Persons are beneficial owners of such securities solely by virtue of their direct or indirect control over the management of ICP IV.

ITEM 4.   PURPOSE OF TRANSACTION

          On August 25, 2000, the Company completed a private placement exempt from registration under the Securities Act of 1933, as amended, of 2,759,000 shares of its Series D 8% Convertible Preferred Stock (the "Preferred Stock") for $10.00 per share to accredited investors. The Preferred Stock is initially convertible into 78,571,428 shares of Common Stock. In connection with the private placement, ICP IV purchased 200,000 shares of Preferred Stock for a purchase price of $2,000,000. These shares of Preferred Stock are initially convertible into 5,714,286 shares of Common Stock at a conversion price of $0.35 per share.

          Under an agreement that the Company entered into with Commonwealth Associates, L.P. ("Commonwealth") in connection with the private placement, the Company agreed that for so long as 400,000 shares of Preferred Stock remain outstanding, the Company will use its reasonable efforts to cause to be elected to the board of directors of the Company (the "Board of Directors") two designees of Commonwealth and two designees of the holders of Preferred Stock. The Company has indicated that it expects that Nancy Snyderman and John Zaccaro will resign as directors and that Edwin M. Cooperman and Joseph P. Wynne will become directors as Commonwealth's designees and Marshall S. Geller and Scott J. Hyten will become directors as designees of the Preferred Stock holders. In addition, it is expected that the new Board of Directors will nominate and elect George A. Vandeman as an additional director. This shift in board composition cannot take place until at least ten days after an information statement which complies with Rule 14f-1 of the Securities Exchange Act of 1934, as amended, has been filed with the SEC and mailed to stockholders.

          The Reporting Persons acquired the Preferred Stock for investment purposes. The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock,
(ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in the Company. Except as described in this Schedule 13D, the Reporting Persons do not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)(1) ICP IV may be deemed to be the beneficial owner of an aggregate of 5,714,286 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock of the Company, which are issuable upon the conversion of the 200,000 shares of Preferred Stock held by ICP IV.

(a)(2) Interfase Management, as the sole general partner of ICP IV, may be deemed to beneficially own the 5,714,286 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock of the Company, beneficially owned by ICP IV.

(a)(3) Interfase Managers, as the sole general partner of Interfase Management, may be deemed to beneficially own the 5,714,286 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock of the Company, beneficially owned by Interfase Management and ICP IV.

(a)(4) Mr. Hyten, in his capacity as manager, President, Chief Executive Officer, Chairman and Managing General Partner of Interfase Managers, which is the sole general partner of Interfase Management (the sole general partner of ICP IV), Mr. Carroll, in his capacity as manager, Secretary and Treasurer of Interfase Managers, and Mr. Timmerman, in his capacity as manager of Interfase Managers, may each be deemed to beneficially own the 5,714,286 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock of the Company, beneficially owned by Interfase Managers, Interfase Management and ICP IV. The foregoing shall not be deemed an admission by Mr. Hyten, Mr. Timmerman or Mr. Carroll that such individual is a beneficial owner of securities owned by Interfase Managers, Interfase Management or ICP IV.

          The percentage ownership amounts of the Reporting Persons described above are calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. As a result, such amounts do not take into account the effect of conversion or exercise of securities convertible into Common Stock of the Company (including the Preferred Stock and warrants issued in the private placement) that are not beneficially owned by the applicable Reporting Persons. In addition, the instruments governing the Preferred Stock and certain warrants issued in the private placement contain anti-dilution provisions which, if triggered, could result in a different number of shares of Common Stock (and different corresponding percentage ownership) beneficially owned by the applicable Reporting Persons.

(b) Each of ICP IV, Interfase Management and Interfase Managers may be deemed to exercise the sole power to vote or direct the voting of and to dispose or direct the disposition of the 5,714,286 shares of Common Stock beneficially held by ICP IV. Messrs. Hyten, Timmerman and Carroll, each in his capacity as a manager of Interfase Managers, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the 5,714,286 shares of Common Stock beneficially held by ICP IV. The foregoing shall not be deemed an admission by Mr. Hyten, Mr. Timmerman or Mr. Carroll that such individual is a beneficial owner of securities owned by Interfase Managers, Interfase Management or ICP IV.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          In connection with the private placement, as a condition to acquiring the Preferred Stock, each subscriber separately agreed with the Company to vote in favor of (a) an amendment to the Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock and (b) granting certain options to the Company's new management team and approving a related new option plan to the extent such approval is required. ICP IV executed such an agreement. ICP IV does not believe such agreement causes it to be considered to be acting in concert with or a member of a group with other investors who subscribed for Preferred Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A -- Joint Filing Agreement, dated as of September 7, 2000, by and among ICP IV, Interfase Management, Interfase Managers, Mr. Hyten, Mr. Timmerman and Mr. Carroll.

          After reasonable inquiry and to the best of its or his current knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                         INTERFASE CAPITAL PARTNERS IV, LP
                         By:  Interfase Management, LP, its general partner
                              By:   Interfase Managers, LLC, its general partner

                                    By: /s/ SCOTT J. HYTEN
                                        ------------------------------------
                                        Scott J. Hyten
                                        President, Chief Executive Officer,
                                        Chairman and  Managing General Partner

                         INTERFASE MANAGEMENT, LP

                         By:  Interfase Managers, LLC, its general partner

                              By: /s/ SCOTT J. HYTEN
                                  ------------------------------------
                                  Scott J. Hyten
                                  President, Chief Executive Officer, Chairman
                                  and Managing General Partner


                         INTERFASE MANAGERS, LLC

                         By: /s/ SCOTT J. HYTEN
                             ------------------------------------
                             Scott J. Hyten
                             President, Chief Executive Officer, Chairman and Managing General Partner


                         By: /s/ SCOTT J. HYTEN
                             ------------------------------------
                              Scott J. Hyten


                         By: /s/ RONALD C. CARROLL
                             ------------------------------------
                              Ronald C. Carroll

                         By: /s/ TIMOTHY TIMMERMAN
                             ------------------------------------
                              Timothy Timmerman

                                 EXHIBIT INDEX


          Exhibit A -- Joint Filing Agreement, dated as of September 7, 2000, by and among ICP IV, Interfase Management, Interfase Managers, Mr. Hyten, Mr. Timmerman and Mr. Carroll.